UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No. 333-123092 CUSIP NO. 45248W106
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Image Metrics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1918 Main Street, 2nd Floor
Address of Principal Executive Office (Street and Number)

Santa Monica, California 90405
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The requirement for us to file periodic reports under Section 15(d) Securities Exchange Act of 1934 is suspended.  However, notwithstanding such suspension, we have been voluntarily filing periodic reports.  We will be unable to file our Quarterly Report on Form 10-Q for the period ended March 31, 2010 within the prescribed time period because we have experienced delays in the collection of certain information required to be included in the Quarterly Report on Form 10-Q.  These delays could not be eliminated without unreasonable effort or expense.  Upon collection of such information, we will file our Quarterly Report on Form 10-Q on a voluntary basis.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Ron Ryder	(310)	656-6565
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We had no operations during the corresponding period for the last fiscal year.  On March 10, 2010, we acquired through an exchange offer all of the outstanding ordinary shares and preferred shares of Image Metrics Limited, a private company incorporated in England and Wales.  As a result of the exchange offer, we are now engaged in the business of providing technology-based facial animation solutions to the interactive entertainment industry.   We cannot provide a reasonable estimate of our results of operations at this time as we have experienced delays in collecting certain information.

              Image Metrics, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2010	By:	/s/ Michael R. Starkenburg
Michael R. Starkenburg President and Chief Executive Officer